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                                                                      Exhibit 18


[ERNST & YOUNG LLP LETTERHEAD]


February 14, 1996



Mr. Larry K. Switzer
Senior Vice President &
  Chief Financial Officer
Fruit of the Loom, Inc.
5000 Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606

Dear Sir:

The Summary of Significant Accounting Policies Note of Notes to the Consolidated Financial Statements of Fruit of the Loom, Inc. and Subsidiaries included in its Form 10-K for the year ended December 31, 1995 describes a change in the method of accounting for pre-operating costs from the deferral and amortization of such costs over 36 months to expensing such costs as incurred. You have advised us that you believe that the change is to a preferable method in your circumstances because it results in a more conservative position due to changes in the Company's business.

There are no authoritative criteria for determining a "preferable" method of accounting for pre-operating costs based on the specific circumstances: however, we conclude that the change in the method of accounting for pre-operating costs is to an acceptable alternative method which, based on your business judgment to make this change for the reason cited above, is preferable in your circumstances.

                                        Very truly yours,

                                        ERNST & YOUNG LLP